SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.      )*

lululemon athletica inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

550021109

(CUSIP Number)

Andrea Migliorelli

Choate, Hall & Stewart LLP, Two International Place, Boston, MA 02110

(617) 248-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 550021109	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Dennis J. Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,852
	8	SHARED VOTING POWER 12,495,577
	9	SOLE DISPOSITIVE POWER 3,852
	10	SHARED DISPOSITIVE POWER 12,495,577

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,499,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Based on 122,627,574 shares of common stock of the Issuer disclosed by the Issuer as outstanding on December 3, 2018, and 9,776,421 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on December 3, 2018.

CUSIP No. 550021109	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Anamered Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,308,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,308,972

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,308,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on 122,627,574 shares of common stock of the Issuer disclosed by the Issuer as outstanding on December 3, 2018, and 9,776,421 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on December 3, 2018.

CUSIP No. 550021109	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS LIPO Investments (USA), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,825,861
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,825,861

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,825,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on 122,627,574 shares of common stock of the Issuer disclosed by the Issuer as outstanding on December 3, 2018, and 9,776,421 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on December 3, 2018.

CUSIP No. 550021109	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Five Boys Investments ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 91,760
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 91,760

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 122,627,574 shares of common stock of the Issuer disclosed by the Issuer as outstanding on December 3, 2018, and 9,776,421 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on December 3, 2018.

CUSIP No. 550021109	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Shannon Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 268,984
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 268,984

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Based on 122,627,574 shares of common stock of the Issuer disclosed by the Issuer as outstanding on December 3, 2018, and 9,776,421 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on December 3, 2018.

This Schedule 13D supersedes the Schedule 13G/A as filed on February 9, 2016 by Dennis J. Wilson and LIPO Investments (USA) Inc. relating to shares of common stock of lululemon athletica inc. This Schedule 13D is being filed because Mr. Wilson transferred shares previously owned by Mr. Wilson to Anamered Investments Inc., an entity wholly-owned and controlled by Mr. Wilson. See Items 3 and 4 below.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock of lululemon athletica inc. (the “Issuer”) having a principal executive office at 1818 Cornwall Avenue, Vancouver, British Columbia, Canada V6J 1C7.

Item 2.	Identity and Background.

(a)	Dennis J. Wilson

Anamered Investments Inc., a British Virgin Islands corporation (“Anamered”). Mr. Wilson controls Anamered.

LIPO Investments (USA) Inc., a British Columbia corporation (“LIPO”). Mr. Wilson controls LIPO.

Five Boys Investments ULC, an Alberta company (“Five Boys”). Mr. Wilson controls Five Boys.

Shannon Wilson

Mr. Wilson, Anamered, LIPO, Five Boys and Mrs. Wilson are collectively referred to as the “Reporting Persons”.

(b)	The business address of each Reporting Person is:

21 Water Street, Suite 600

Vancouver, B.C.

V6B 1A1

(c)	Mr. Wilson and Mrs. Wilson are engaged in a range of private investment and philanthropic endeavors.

Each of Anamered, LIPO and Five Boys is a holding company controlled by Mr. Wilson.

(d)	During the past 5 years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past 5 years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. and Mrs. Wilson are citizens of Canada. Anamered is a British Virgin Islands corporation. LIPO is a British Columbia corporation. Five Boys is an Alberta company.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 20, 2018, Mr. Wilson contributed 9,415,677 exchangeable shares of Lulu Canadian Holding, Inc. to Anamered in exchange for shares of Anamered. Anamered is a holding company that is wholly-owned and controlled by Mr. Wilson. Lulu Canadian Holding, Inc. is the Issuer’s indirect wholly owned subsidiary. Exchangeable shares of Lulu Canadian Holding, Inc. may be exchanged on a one-for-one basis for shares of the Issuer’s common stock.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is incorporated herein by reference.

On August 7, 2014, Mr. Wilson, the Issuer and certain other parties entered into a Support Agreement (the “Support Agreement”), pursuant to which Mr. Wilson has the right to nominate a director of the Issuer, subject to the satisfaction of certain conditions set forth in such agreement including the beneficial ownership by Mr. Wilson of at least 8.0% of the Issuer’s common stock. Shares beneficially owned by Mr. Wilson, including the shares held in the name of Anamered, will be included in such determination. Kathryn Henry currently serves as the “Wilson Designee” pursuant to the Support Agreement.

The Reporting Persons expect to review from time to time the investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors: (i) purchase additional shares of common stock of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of common stock, options or other securities now beneficially owned or hereafter acquired; (iii) propose one or more directors for the Issuer’s board of directors, including pursuant to the Support Agreement; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vi) engage in such other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Each Reporting Person may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Item 5.	Interest in Securities of the Issuer.

(a)     Anamered may be deemed to beneficially own 7,309,972 shares of the Issuer’s common stock, or 5.5%; LIPO may be deemed to beneficially own 4,825,861 shares of the Issuer’s common stock, or 3.6%; Five Boys may be deemed to beneficially own 91,760 shares of the Issuer’s common stock, or 0.1%; Mrs. Wilson may be deemed to beneficially own 268,984 shares of the Issuer’s common stock, or 0.2%; and Mr. Wilson may be deemed to beneficially own 12,500,429 shares of the Issuer’s common stock, or 9.4%, including the shares held by the other Reporting Persons. The foregoing is based on 122,627,574 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of December 3, 2018 and 9,776,421 exchangeable shares of Lulu Canadian Holding, Ind., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding as of December 3, 2018.

(b)     With respect to Mr. Wilson:

Sole power to vote: 3,852

Shared power to vote: 12,495,577

Sole power to dispose: 3,852

Shared power to dispose: 12,495,577

With respect to the shares for which Mr. Wilson has shared voting or dispositive power, (i) 7,308,972 shares are held by Anamered; (ii) 4,825,861 shares are held by LIPO; (iii) 91,760 shares are held by Five Boys; and (iv) 268,984 shares are held by Mrs. Wilson.

With respect to Anamered:

Sole power to vote: 0

Shared power to vote: 7,308,972

Sole power to dispose: 0

Shared power to dispose: 7,308,972

Mr. Wilson has shared voting and dispositive power with respect to the shares held by Anamered.

With respect to LIPO:

Sole power to vote: 0

Shared power to vote: 4,825,861

Sole power to dispose: 0

Shared power to dispose: 4,825,861

Mr. Wilson has shared voting and dispositive power with respect to the shares held by LIPO.

With respect to Five Boys:

Sole power to vote: 0

Shared power to vote: 91,760

Sole power to dispose: 0

Shared power to dispose: 91,760

Mr. Wilson has shared voting and dispositive power with respect to the shares held by Five Boys.

With respect to Mrs. Wilson:

Sole power to vote: 0

Shared power to vote: 268,984

Sole power to dispose: 0

Shared power to dispose: 268,984

Mr. Wilson has shared voting and dispositive power with respect to the shares held by Mrs. Wilson.

(c)     On December 20, 2018, Mr. Wilson contributed 9,415,677 exchangeable shares of Lulu Canadian Holding, Inc. to Anamered in exchange for shares of Anamered. Anamered is a holding company that is wholly-owned and controlled by Mr. Wilson. Lulu Canadian Holding, Inc. is the Issuer’s indirect wholly owned subsidiary. Exchangeable shares of Lulu Canadian Holding, Inc. may be exchanged on a one-for-one basis for shares of the Issuer’s common stock. On January 9, 2019, LIPO sold 847,000 shares of the Issuer at an average price of $136.53; on January 10, 2019, LIPO sold 1,000,000 shares of the Issuer at an average price of $131.28; on January 11, 2019, LIPO sold 705,997 shares of the Issuer at an average price of $131.96; on January 14, 2019, Anamered sold 311,450 shares of the Issuer at an average price of $140.51; on January 15, 2019, Anamered sold 132,939 shares of the Issuer at an average price of $140.10; on January 28, 2019, LIPO sold 200,000 shares at an average price of $149.88 and Anamered sold 44,539 shares at an average price of $149.62; on January 29, 2019, Anamered sold 238,777 shares of the Issuer at an average price of $149.12; and on January 30, 2019, Anamered sold 1,379,000 at $145.00 per share.

(d)     Not applicable.

(e)     Neither LIPO, Five Boys nor Mrs. Wilson is the beneficial owner of more than five percent of the Issuer’s securities, but are included as Reporting Persons in this Schedule 13D to the extent such persons, together with the other Reporting Persons, constitute a group.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D and the following, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Support Agreement, dated as of August 7, 2014, by and among the Issuer, Mr. Wilson and the other parties set forth therein (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 7, 2014)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019

/s/ Dennis J. Wilson
Dennis J. Wilson, Individually

ANAMERED INVESTMENTS INC.

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

LIPO INVESTMENTS (USA) INC.

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

FIVE BOYS INVESTMENTS ULC

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

/s/ Shannon Wilson
Shannon Wilson, Individually